UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, July 21, 2015

In June 2015

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.3 MILLION PASSENGERS

In June 2015, Avianca Holdings and its subsidiaries carried 2,336,139 passengers, a 10.2% increase over the same period in 2014

In June, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) 2,336,139 passengers, up 10.2% compared to June 2014. Capacity, measured in ASKs (available seat kilometers), increased 7.7%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 8.5%. The load factor for the month was 80.5%.

Domestic markets in Colombia, Peru and Ecuador

In June, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,428,508 travelers, up 14.6% compared to June 2014. Capacity (ASKs) increased 17.5%, while passenger traffic (RPKs) increased 18.0%. As a result, the load factor for the month was 78.2%.

International markets

In June, the affiliated airlines of Avianca Holdings transported 907,631 passengers on international routes, up 3.8% compared to June 2014, Capacity (ASKs) increased 5.1%, while passenger traffic (RPKs) increased 6.1%. The load factor for the month was 81.1%.

Operational Statistics	Jun-15	Jun-14	Δ YOY		2Q 2015	2Q 2014	Δ YOY		YTD 2015	YTD 2014	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,336	2,121	10.2%		6,936	6,279	10.5%		13,616	12,468	9.2%
ASK (mm)[2]	3,583	3,328	7.7%		10,780	9,922	8.6%		21,329	19,783	7.8%
RPK (mm)[3]	2,884	2,659	8.5%		8,488	7,756	9.4%		16,820	15,491	8.6%
Load Factor[4]	80.5%	79.9%	0.6	pp	78.7%	78.2%	0.5%		78.9%	78.3%	0.6	pp
Domestic Market
PAX (K)[1]	1,429	1,246	14.6%		4,227	3,755	12.6%		8,234	7,375	11.7%
ASK (mm)[2]	806	686	17.5%		2,460	2,123	15.9%		4,835	4,186	15.5%
RPK (mm)[3]	631	534	18.0%		1,856	1,628	14.0%		3,620	3,222	12.3%
Load Factor[4]	78.2%	77.9%	0.3	pp	75.4%	76.7%	-1.3	pp	74.9%	77.0%	-2.1	pp
International Market
PAX (K)[1]	908	874	3.8%		2,709	2,524	7.3%		5,381	5,093	5.7%
ASK (mm)[2]	2,777	2,642	5.1%		8,320	7,799	6.7%		16,494	15,597	5.8%
RPK (mm)[3]	2,253	2,124	6.1%		6,632	6,128	8.2%		13,200	12,268	7.6%
Load Factor[4]	81.1%	80.4%	0.7	pp	79.7%	78.6%	1.1	pp	80.0%	78.7%	1.3	pp

[1]	Pax: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. - Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. - LACSA, incorporated in Costa Rica, Transamérican Airlines S.A. - TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A. - SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V. - ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca,com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs